Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of December 18, 2008

among

Provident Bankshares Corporation,

Merger Sub, as herein defined,

and

M&T Bank Corporation

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5.10	Indemnification and Insurance	30
5.11	Benefit Plans	31
5.12	Notification of Certain Matters	33
5.13	Exemption from Liability Under Section 16(b)	33
5.14	Assumption by Parent of Certain Obligations	33
5.15	Formation of Merger Sub; Accession	33

ARTICLE VI
Conditions

6.1	Conditions to Each Party’s Obligation to Effect the Merger	34
6.2	Conditions to Obligation of Parent	34
6.3	Conditions to Obligation of the Company	35

ARTICLE VII
Termination

7.1	Termination by Mutual Consent	36
7.2	Termination by Parent	36
7.3	Termination by the Company	36
7.4	Effect of Termination and Abandonment	37

ARTICLE VIII
Miscellaneous

8.1	Survival	39
8.2	Modification or Amendment	39
8.3	Waiver of Conditions	39
8.4	Counterparts	39
8.5	Governing Law	39
8.6	Notices	39
8.7	Entire Agreement, Etc.	40
8.8	Definition of “subsidiary” and “affiliate”; Covenants with Respect to Subsidiaries and Affiliates	40
8.9	Specific Performance	40
8.10	Expenses	40
8.11	Interpretation; Effect	41
8.12	Severability	42
8.13	No Third Party Beneficiaries	42
8.14	Waiver of Jury Trial	42
8.15	Submission to Jurisdiction; Selection of Forum	42

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INDEX OF DEFINED TERMS

Term	Location of Definition
Acquisition Proposal	5.6(a)
Affiliate	8.8
Approvals	5.8(a)
Articles of Merger	1.2(a)
Bank Merger	1.4
Benefit Plans	4.3(m)(1)
Change in Recommendation	5.2(b)
Chosen Courts	8.15
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Common Stock	Recital B
Company Material Contract	4.3(k)
Company Meeting	5.2(a)
Company Option	5.9(a)
Company Options	5.9(a)
Company Preferred Stock	Recital B
Company Restricted Stock	5.9(b)
Company Series A Preferred Stock	Recital B
Company Series B Preferred Stock	Recital B
Company Series A Purchase Agreement	5.14
Company Stock Plans	5.9(a)
Confidentiality Agreement	5.6(a)
Consideration	2.1(b)(2)
Disclosure Schedule	4.1
Effective Time	1.2(a)
Employees	4.3(m)(1)
Environmental Laws	4.3(o)
ERISA	4.3(m)(1)
ERISA Affiliate	4.3(m)(3)
ERISA Plans	4.3(m)(2)
Exception Share	2.3(e)
Exchange Act	5.6(a)
Exchange Agent	2.3(a)
Exchange Fund	2.3(a)
Exchange Ratio	2.1(a)
Governing Documents	3.1(h)
Governmental Entity	4.3(f)(1)
Indemnified Liabilities	5.10(a)
Indemnified Party	5.10(a)
Insurance Amount	5.10(b)
Internal Revenue Code	Recital C
IRS	4.3(m)(2)
Liens	4.3(c)(2)
Maryland Department	1.2(a))

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Material Adverse Effect	4.2(b)
Material Contract	4.3(k)
Measurement Price	2.2
Merger	1.1(a)
Merger Sub	5.15
MGCL	1.1(b)
Multiemployer Plan	4.3(m)(2)
New Certificate	2.3(a)
New Share	2.3(a)
NYSE	2.2
Old Certificate	2.1(d)
Old Share	2.1(d)
Parent	Preamble
Parent Common Stock	Recital A
Parent Option	5.9(a)
Parent Preferred Stock	Recital A
party	8.11(d)
Pension Plan	4.3(m)(2)
Person	8.11(e)
Plan	Preamble
Previously Disclosed	3.1
Proxy Statement	5.3(a)
Registration Statement	5.3(a)
Regulatory Approvals	4.3(f)(2)
Regulatory Authorities	4.3(i)(1)
Regulatory Filings	4.3(g)(1)
Representatives	5.6(a)
Rights	4.3(b)(3)
SEC	4.3(f)(1)
Securities Act	4.3(g)(1)
Series A Preferred Consideration	2.1(b)(1)
Series B Preferred Consideration	2.1(b)(2)
Significant Subsidiary	5.6(a)
Single-Employer Plan	4.3(m)(3)
subsidiary	8.8
Superior Proposal	5.6(a)
Surviving Corporation	1.1(a)
Takeover Laws	4.3(t)
Takeover Provisions	4.3(t)
Tax	4.3(p)(4)
Tax Returns	4.3(p)(1)
Taxes	4.3(p)(4)
Termination Date	7.2(b)
Termination Fee	7.4(b)
Treasury Purchase Agreement	3.1(b)
Warrant	3.1(b)

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AGREEMENT AND PLAN OF MERGER, dated as of December 18, 2008, (this “Plan”), among M&T Bank Corporation (“Parent”), Provident Bankshares Corporation (“Company”) and, from and after its accession to this Agreement in accordance with Section 5.15, Merger Sub.

RECITALS

A. Parent. Parent is a New York corporation with its principal executive offices located in Buffalo, New York. As of the date hereof, Parent has (i) 250,000,000 authorized shares of common stock, par value $0.50 per share (“Parent Common Stock”), of which not more than 110,352,254 shares are outstanding and not more than 10,044,357 shares are held in the treasury of Parent, and (ii) 1,000,000 authorized shares of preferred stock, par value $1.00 per share (“Parent Preferred Stock”), of which no shares are outstanding.

B. Company. The Company is a Maryland corporation with its principal executive offices located in Baltimore, Maryland. As of the date hereof, the Company has (i) 100,000,000 authorized shares of common stock, par value $1.00 per share (“Company Common Stock”), of which not more than 33,511,560 shares are outstanding and not more than 10,550,701 shares are held in the treasury of the Company, and (ii) 5,000,000 authorized shares of serial preferred stock, par value $1.00 per share (“Company Preferred Stock”), of which 51,215 shares have been designated as Series A Mandatory Convertible Non-Cumulative Preferred Stock (“Company Series A Preferred Stock”), all of which are outstanding, and 151,000 shares have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series B (“Company Series B Preferred Stock”), all of which are outstanding.

C. Intention of the Parties. Each of the parties to this Plan intends that the Merger (as hereinafter defined) shall qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) and that this Plan shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Internal Revenue Code.

D. Approvals. The board of directors of Parent has determined that this Plan and the transactions contemplated hereby are advisable and in the best interests of its stockholders and authorized Parent to consent to the adoption of this Plan by Merger Sub in accordance with Section 5.15. The board of directors of the Company has (1) declared that this Plan and the transactions contemplated hereby are advisable and (2) directed that this Plan and the transactions contemplated hereby be submitted for consideration at a special meeting of the Company’s stockholders.

NOW, THEREFORE, in consideration of their mutual promises and obligations, the parties hereto approve, adopt and make this Plan and prescribe the terms and conditions hereof and the manner and mode of carrying it into effect, which are as follows:

ARTICLE I

The Merger

1.1 The Merger. (a) Subject to the terms and conditions of this Plan, at the Effective Time (as hereinafter defined), the Company shall merge with and into Merger Sub (the “Merger”), and the separate corporate existence of the Company shall thereupon cease. Merger Sub shall be the surviving corporation in the Merger (hereinafter sometimes referred to as the “Surviving Corporation”) and a wholly owned subsidiary of Parent and shall continue to be governed by the laws of Maryland.

(b) The Merger shall have the effects specified in this Plan and the Maryland General Corporation Law (the “MGCL”).

(c) At the Effective Time, the Certificate of Incorporation of the Company, as then in effect, shall be the Certificate of Incorporation of the Surviving Corporation, except with respect to the name of the Surviving Corporation, and the By-Laws of Merger Sub, as then in effect, shall be the By-Laws of the Surviving Corporation.

(d) The name of the Surviving Corporation shall be the name of the Company.

1.2 Effective Time. (a) Subject to the terms and conditions of this Plan, on or before the Closing Date, the parties will execute and Parent will cause articles of merger (the “Articles of Merger”) to be filed with the Maryland State Department of Assessments and Taxation (the “Maryland Department”) as provided in Section 3-107 of the MGCL. The Merger shall become effective at such time as the Articles of Merger has been filed, or at such other time as may be specified therein. The date and time at which the Merger becomes effective is herein referred to as the “Effective Time”.

(b) Parent and the Company will each cause the Effective Time to occur not later than the fifth business day following the satisfaction or waiver of the last of the conditions specified in Sections 6.1(a), (b) and (d) of this Plan, but subject to the satisfaction or waiver of the other conditions set forth in Article VI. Notwithstanding anything to the contrary in this Section 1.2(b), Parent and the Company may cause the Effective Time to occur on such earlier or later day following the satisfaction or waiver of such conditions as they may agree, consistent with the provisions of the MGCL.

1.3 Closing. The closing of the Merger (the “Closing”) shall take place at such time and place as Parent and the Company shall agree, on the date when the Effective Time is to occur (the “Closing Date”).

1.4 Bank Merger. As soon as practicable after the execution and delivery of this Plan, Provident Bank of Maryland shall enter into an agreement with a Parent bank subsidiary to be specified by Parent, pursuant to which Provident Bank of Maryland will merge with and into such Parent bank subsidiary (the “Bank Merger”). The parties intend that the Bank Merger will become effective immediately following the Effective Time.

1.5 Parent Board. Parent agrees to cause one current member of the board of directors of the Company designated by the Company and reasonably acceptable to Parent to be appointed to the board of directors of Parent immediately after the Effective Time.

ARTICLE II

Conversion or Cancellation of Shares

2.1 Conversion or Cancellation of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any stockholder:

(a) Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares (as hereinafter defined), shall be converted into the right to receive, but subject to the other provisions of this Section 2.1 and possible adjustment as set forth in Section 2.4, 0.171625 fully paid and nonassessable shares of Parent Common Stock (the “Exchange Ratio”).

(b) Company Preferred Stock.

(1) Each share of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, but subject to the other provisions of this Section 2.1, one share of a series of Parent Preferred Stock (the “Series A Preferred Consideration”) to be designated, prior to the Closing Date, as Mandatory Convertible Non-Cumulative Preferred Stock and having powers, preferences and rights such that the holders of the Company Series A Preferred Stock are not adversely affected by such conversion.

(2) Each share of Company Series B Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, but subject to the other provisions of this Section 2.1, one share of Parent Preferred Stock (the “Series B Preferred Consideration” and, together with the Exchange Ratio and the Series A Preferred Consideration, the “Consideration”) to be designated, prior to the Closing Date, as Fixed Rate Cumulative Perpetual Preferred Stock and having rights, preferences, privileges and voting powers such that the rights, preferences, privileges and voting powers of the Company Series B Preferred Stock are not adversely affected by such conversion and having rights, preferences, privileges and voting powers, and limitations and restrictions that, taken as a whole, are not materially less favorable than the rights, preferences, privileges and voting powers, and limitations and restrictions of the Company Series B Preferred Stock immediately prior to such conversion, taken as a whole.

(c) Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub outstanding immediately prior to the Effective Time shall remain outstanding as one share of common stock of the Surviving Corporation.

(d) Cancellation of Old Shares. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares, each share of Company Series A Preferred Stock and each share of Company Series B Preferred Stock is hereinafter defined as an “Old Share”. At the Effective Time, Old Shares shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and each holder of a certificate (an “Old Certificate”) formerly representing Old Shares shall thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, upon exchange of such Old Certificate in accordance with Section 2.3, the Consideration applicable to such Old Shares.

(e) Exception Shares. At the Effective Time, (1) each Exception Share owned by Parent or the Company or their respective subsidiaries shall be cancelled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor, and (2) each Exception Share held by any direct or indirect wholly owned subsidiary of Parent or the Company shall be converted into the right to receive the Exchange Ratio. “Exception Share” means a share of Company Common Stock or Company Series A Preferred Stock owned or held, other than in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted in good faith, by Parent, the Company or a subsidiary of either.

2.2 Fractional Shares. Notwithstanding any other provision of this Article II, no fractional shares of Parent Common Stock will be issued pursuant to the Merger. Instead, Parent will pay or cause to be paid to the holder of any Old Shares that would, pursuant to paragraph 2.1, otherwise be entitled to receive fractional shares of Parent Common Stock an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the Measurement Price. As used in this Plan, the term “Measurement Price” means the average of the daily high and low per share sales prices of Parent Common Stock on the New York Stock Exchange (the “NYSE”), as reported in the New York City edition of The Wall Street Journal or, if not reported therein, in another authoritative source mutually agreed by Parent and the Company, for the last trading day immediately prior to the Closing Date.

2.3 Exchange of Old Certificates for New Certificates.

(a) Exchange Agent. At or before the Effective Time, Parent shall appoint a commercial bank or trust company (the “Exchange Agent”) (which entity shall be reasonably acceptable to the Company) to act as exchange agent hereunder and make available or cause to be made available to the Exchange Agent certificates or, at Parent’s option, evidence of shares in book entry form (each, a “New Certificate”), representing the shares of Parent Common Stock issuable pursuant to Section 2.1(a) in exchange for Company Common Stock, the shares of Parent Preferred Stock issuable pursuant to Section 2.1(b) in exchange for Company Series A Preferred Stock and the shares of Parent Preferred Stock issuable pursuant to Section 2.1(c) in exchange for Company Series B Preferred Stock (each, a “New Share”) and cash in amounts sufficient to allow the Exchange Agent to make all deliveries of New Certificates and payments that may be required in exchange for Old Certificates pursuant to this Article II (collectively, the “Exchange Fund”). Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company as of the first anniversary of the Effective Time may, to the extent permitted by applicable law, be paid to Parent. In such event, any holder of Old Certificates who has not theretofore exchanged his or her Old Certificates for New Certificates and/or cash in lieu of fractional shares pursuant to this Article II shall thereafter be entitled to look exclusively to Parent, and only as a general creditor thereof in the case of cash in lieu of fractional shares, for the shares of Parent Common Stock and/or Parent Preferred Stock and/or cash in lieu of fractional shares to which he or she may be entitled upon exchange of such Old Certificates pursuant to this Article II, in each case, without any interest thereon. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any holder of Old Certificates for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(b) Exchange Procedures. As promptly as reasonably practicable following the Effective Time, Parent shall cause the Exchange Agent to mail or deliver to each Person who was, immediately prior to the Effective Time, a holder of record of an Old Certificate, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Old Certificates shall pass, only upon proper delivery of such certificates to the Exchange Agent) containing instructions for use in effecting the surrender of Old Certificates in exchange for the consideration to which such Person may be entitled pursuant to this Article II. Each holder of record of an Old Certificate that has surrendered its Old Certificates will be entitled to receive a New Certificate representing the shares of Parent Common Stock or Parent Preferred Stock, as the case may be, issuable in exchange therefor and/or a check representing cash payable pursuant to this Article II. No interest will accrue or be paid with respect to any New Certificates or cash to be delivered upon surrender of Old Certificates. If any New Certificate is to be issued or cash is to be paid in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it will be a condition to the exchange that the Person requesting the exchange (1) pay any transfer or other Taxes required by reason of the issuance of the New Certificate or the making of the cash payment in a name other than the name of the holder of the surrendered Old Certificate or (2) establish to the satisfaction of Parent (or the Exchange Agent, as the case may be) that any such Taxes have been paid or are not applicable.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock having a record date after the Effective Time will be paid to any holder of record of Company Common Stock until such holder has surrendered the Old Certificate representing such stock as provided herein. Subject to the effect of applicable law, following surrender of any such Old Certificates, there shall be paid to the holder of New Certificates issued in exchange therefor, without interest, the amount of dividends or other distributions with a record date after the Effective Time previously payable with respect to the shares of Parent Common Stock represented thereby. To the extent permitted by law, holders of Company Common Stock who receive Parent Common Stock in the Merger shall be entitled to vote after the Effective Time at any meeting of Parent stockholders the number of whole shares of Parent Common

Stock into which their respective shares of Company Common Stock are converted, regardless of whether such holders have exchanged their Old Certificates for New Certificates in accordance with the provisions of this Plan, but beginning 30 days after the Effective Time no such holder shall be entitled to vote on any matter until such holder surrenders such Old Certificate for exchange as provided in Section 2.3(b). For the avoidance of doubt, until such time as the relevant Old Certificates are exchanged for New Certificates, dividends or other distributions payable with respect to the Parent Preferred Stock exchangeable for Company Preferred Stock hereunder will be paid after the Effective Time to any holder of record of the Company Preferred Stock, such holder shall be entitled to vote after the Effective Time at any meeting of holders of Parent Preferred Stock of the applicable series, regardless of whether such holders have exchanged their Old Certificates for New Certificates in accordance with the provisions of this Plan.

(d) Transfers. At or after the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of Old Shares.

(e) Lost, Stolen or Destroyed Certificates. If any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Old Certificate, Parent or the Exchange Agent shall, in exchange for such lost, stolen or destroyed Old Certificate, issue or cause to be issued a New Certificate and pay or cause to be paid the amounts, if any, deliverable in respect to the Old Shares formerly represented by such Old Certificate pursuant to this Article II.

2.4 Adjustment of Exchange Ratio. If Parent changes (or the board of directors of Parent sets a related record date that will occur before the Effective Time for a change in) the number or kind of shares of Parent Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, the Exchange Ratio will be adjusted proportionately to account for such change.

2.5 Withholding Rights. Each of Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Plan such amounts as it is required to deduct and withhold under the Internal Revenue Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax law. To the extent that amounts are so deducted or withheld by Parent, the Surviving Corporation or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Plan as having been paid to the Person in respect to which such deduction and withholding was made.

ARTICLE III

Conduct of Business Pending Merger

3.1 Company Forbearances. The Company agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Plan or as set forth in the corresponding paragraph of its Disclosure Schedule (with respect to the latter exception only and subject to Section 8.11(h), “Previously Disclosed”), without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), it will not, and will cause each of its subsidiaries not to:

(a) Ordinary Course. Conduct its business and the business of its subsidiaries other than in the ordinary and usual course or fail to use commercially reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to materially impair its ability to perform its obligations under this Plan or to consummate the transactions contemplated hereby and thereby.

(b) Capital Stock. (1) Issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge or authorize or propose the creation of, any additional shares of its stock other than pursuant to Rights outstanding on the date hereof, including for the avoidance of doubt pursuant to the Rights arising under the Warrant to Purchase Common Stock (the “Warrant”) sold by the Company to the United States Department of the Treasury pursuant to that certain Letter Agreement and Securities Purchase Agreement dated as of November 14, 2008 (the “Treasury Purchase Agreement”) or the terms of the Company Preferred Stock, (2) enter into any agreement with respect to the foregoing or (3) permit any additional shares of its stock to become subject to new grants, other Rights or similar stock-based employee rights.

(c) Dividends, Etc. (1) Make, declare, pay or set aside for payment any dividend, other than (A) dividends on the Company Common Stock consistent with past practice, (B) dividends on the Company Preferred Stock in accordance with the terms thereof, (C) dividends from its direct or indirect wholly owned subsidiaries to it or another of its wholly owned subsidiaries, (D) dividends on preferred stock of subsidiaries, the common stock of which is wholly owned directly or indirectly by the Company, in accordance with the terms thereof and (E) payments on trust preferred securities, in accordance with the terms thereof or (2) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

(d) Compensation; Employment Agreements; Etc. Enter into or amend or renew any employment, change of control, retention, consulting, severance or similar agreements or arrangements with any of its directors, officers or employees or those of its subsidiaries or grant any increase in, set aside assets to fund or accelerate the payment or vesting of, compensation or benefits or pay or provide any compensation or benefits not required to be paid or provided, except (1) for normal individual increases in annual base salary or hourly pay rate to employees who are not directors or executive officers, at times, in amounts and on other terms and conditions in the ordinary course of business consistent with past practice, (2) for other changes that are required by applicable law, and (3) to satisfy contractual obligations Previously Disclosed.

(e) Benefit Plans. Enter into, establish, adopt or amend any Benefit Plan, except (1) as may be required by applicable law, (2) to satisfy contractual obligations Previously Disclosed, (3) for technical amendments that are immaterial to both the Company and any participant or (4) as required by such Benefit Plan or this Plan.

(f) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and its subsidiaries, taken as a whole.

(g) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity except in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and its subsidiaries, taken as a whole.

(h) Governing Documents. Amend its articles of incorporation, bylaws or similar governing documents (“Governing Documents”) or the Governing Documents of any of its subsidiaries, except as contemplated by this Plan.

(i) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles, applicable regulatory accounting requirements or applicable law.

(j) Contracts. Enter into, renew or terminate any contract or agreement or amendment thereof, that (1), other than loans, funding arrangements and other transactions made in the ordinary course of the banking business consistent with past practice, calls for aggregate annual payments of $250,000 or more and which is not terminable on 60 days or less notice without payment of a premium or penalty, (2) contains any non-competition or exclusive dealing obligations or other obligation which purports to limit or restrict in any respect the ability of the Company or its subsidiaries to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company or its Subsidiaries (or, following consummation of the transactions contemplated hereby, the ability of Parent or any of its subsidiaries) is or would be conducted, (3) contains any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its subsidiaries (or, following consummation of the transactions contemplated hereby, the ability of Parent or any of its subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business or (4) contains any provision whereby the consummation of the transactions contemplated hereby would (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or, any right of termination or the loss of any benefit under, such contract or agreement or (B) require any consent or approval under any such contract or agreement.

(k) Claims. Settle any claim, action or proceeding against it, except for settlements involving only monetary remedies in the ordinary course of business consistent with past practice not in excess of $100,000 individually or $250,000 in the aggregate for all such settlements effected after the date hereof and would not create precedent for claims that are reasonably likely to be material to and the Company or its subsidiaries or, after the Effective Time, Parent or its subsidiaries.

(l) Adverse Actions. (1) Take any action or knowingly fail to take any reasonable action that would, or is reasonably likely to, prevent, impede or delay the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or (2) take any action that is reasonably likely to result in (A) any of the conditions to the Merger set forth in Article VI not being satisfied in a timely manner or (B) a violation of any provision of this Plan except, in each case, as may be required by applicable law or regulation.

(m) Capital Expenditures. Make any capital expenditures in excess of (1) $50,000 per project or related series of projects or (2) $250,000 in the aggregate.

(n) Certain Tax Matters. Make, change or revoke any material Tax election, change any material method of Tax accounting, adopt or change any taxable year or period, enter into any closing agreement with respect to Taxes, file any material Tax Return or material amended Tax Return, settle or compromise any material claim for Taxes, or surrender any material claim for a refund of Taxes.

(o) Commitments. Agree or commit to do any of the foregoing.

3.2 Parent Forbearances. Parent agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Plan or as Previously Disclosed or as required pursuant to this Plan or by applicable law, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), it will not, and, in the case of (b) only, will cause each of its subsidiaries (including Merger Sub) not to:

(a) Governing Documents. Amend its Governing Documents in a manner that would affect the holders of Company Common Stock, Company Series A Preferred Stock or Company Series B Preferred Stock adversely relative to other holders of Parent Common Stock, or the Parent Preferred Stock to be issued as Series A Preferred Consideration or Series B Preferred Consideration, respectively.

(b) Adverse Actions. (1) Take any action or knowingly fail to take any reasonable action that would, or is reasonably likely to, prevent, impede or delay the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (2) take any action that is reasonably likely to result in (A) any of the conditions to the Merger set forth in Article VI not being satisfied in a timely manner or (B) a material violation of any provision of this

Plan except, in each case, as may be required by applicable law or regulation, or (3) declare or pay any extraordinary or special dividends on or make any other extraordinary or special distributions in respect of any of its capital stock.

3.3 Coordination of Dividends. Until the Effective Time, the Company will coordinate with Parent regarding the declaration of any dividends or other distributions with respect to the Company Common Stock and the related record dates and payment dates, it being intended that the holders of the Company Common Stock will not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter on their shares of Company Common Stock (including any shares of Parent Common Stock received in exchange therefor in the Merger).

3.4 Cooperation on Tax Matters. Company shall consult with Parent regarding any significant transactions or Tax Return positions reasonably expected to materially increase or affect the Company’s net operating losses or capital losses for any taxable year or period and shall, in Company’s reasonable discretion, take account of Parent’s views on such matters to the extent reasonably feasible. Until the Effective Time, the Company shall cooperate in good faith with Parent on all Tax matters, including requests by Parent that the Company or any of its subsidiaries participate in certain reorganization transactions prior to the Effective Time.

3.5 Integration Planning. To the extent permitted by applicable law, commencing following the date hereof, Parent and the Company shall cooperate and take all actions reasonably necessary to facilitate the integration of their respective businesses and operating systems, effective as of the Closing Date, including by causing their respective employees and officers, and their respective outside vendors and contractors, to provide information, data and support and to assist in performing such tasks, including equipment installation, reasonably required to result in a successful integration and conversion of Company Bank into Parent Bank at the Closing. Without limiting the foregoing, subject to applicable law, (a) the Company shall provide or cause to be provided to Parent the information and files set forth on Section 3.5 of Parent’s Disclosure Schedule within 10 business days following the date hereof, and (b) promptly after execution of this Agreement, the parties shall prepare a mutually acceptable conversion plan (as it may be modified, amended and supplemented from time to time), covering, among other matters, the conversion timetable, additional data, files and information needed for integration and a definition of the responsibilities and tasks that the parties will have in order to effectuate the integration of their respective business and operating systems by the Closing Date.

ARTICLE IV

Representations

4.1 Disclosure Schedules. On or prior to the execution and delivery of this Plan, Parent has delivered to the Company a schedule and the Company has delivered to Parent a schedule (respectively, each schedule a “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations contained in Section 4.3 or to one or more of its covenants contained herein; provided that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation shall not be deemed an admission by a party that such item was required to be disclosed therein.

4.2 Standard. (a) For all purposes of this Plan, no representation of Parent or the Company contained in Section 4.3 (other than the representations contained in Section 4.3(b), which shall be true and correct in all material respects, and Sections 4.3(g)(3)(B) and 4.3(g)(4), which shall be true and correct in all respects) shall be deemed untrue, and no party hereto shall be deemed to have breached a representation, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation contained in Section 4.3 (read for this purpose without regard to any individual reference to “materiality” or “Material Adverse Effect” set forth therein) has had or is reasonably likely to have a Material Adverse Effect with respect to Parent or the Company, as the case may be.

(b) The term “Material Adverse Effect” means an effect which (1) is materially adverse to the business, financial condition or results of operations of Parent, the Surviving Corporation or the Company, as the context may dictate, and its subsidiaries, taken as a whole, or (2) materially impairs the ability of Parent or the Company to consummate the Merger; provided, however, that in determining whether a Material Adverse Effect has occurred under clause (1) there shall be excluded any effect to the extent attributable to or resulting from (A) any changes in laws, regulations or interpretations of laws or regulations generally affecting the banking or bank holding company businesses, (B) any change in generally accepted accounting principles or regulatory accounting requirements, generally affecting the banking or bank holding company businesses, (C) events, conditions or trends in economic, business or financial conditions generally or affecting the banking or bank holding company businesses generally (including changes in interest rates or securities ratings and changes in the markets for securities), (D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (E) actions or omissions of Parent or the Company taken with the prior written consent of the other party or actions that are taken by the parties, consistent with the terms hereof, to consummate the transactions contemplated hereby, or (F) the announcement of this Plan and the transactions contemplated hereby, unless such effect attributable to or resulting from any of clauses (A), (B), (C) or (D) is materially disproportionately adverse to the business or financial condition or results of operations of Parent or the Company, as the context may dictate, as compared to other companies in the banking or bank holding company businesses.

4.3 Representations. Except as Previously Disclosed (which phrase shall include, in this Section 4.3, all items disclosed or contemplated by the

Company’s or Parent’s public Regulatory Filings made prior to the date hereof (but in each case excluding any exhibits, risk factor disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer)), the Company hereby represents and warrants to Parent, and Parent hereby represents and warrants to the Company, to the extent applicable, in each case with respect to itself and its subsidiaries, as follows:

(a) Organization, Standing and Authority. It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. It is duly qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b) Capital Stock.

(1) The information in Recital A, in the case of Parent, and in Recital B, in the case of the Company, is true and correct.

(2) Its outstanding shares of capital stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, not subject to any preemptive rights and were not issued in violation of any preemptive rights.

(3) Except as set forth in this Plan or as Previously Disclosed, except, in the case of Parent, pursuant to Parent Preferred Stock and except, in the case of the Company, pursuant to Company Preferred Stock or the Warrant, there are no shares of its common stock authorized and reserved for issuance, it does not have any Rights outstanding with respect to its capital stock, and it does not have any commitment to authorize, issue or sell any of its capital stock or Rights, except pursuant to this Plan, outstanding options to purchase its capital stock and the Benefit Plans. As used herein, “Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or earnings of such Person. In the case of the Company, no stock option granted under any Benefit Plan has any “reload” feature nor does any Person have any right to be granted a stock option with such a feature. In the case of the Company, no subsidiary of the Company owns shares of Company Common Stock.

(4) In the case of Parent, any shares of Parent Common Stock or Parent Preferred Stock issued in connection with the Merger have been duly authorized and when issued in the Merger will be validly issued and outstanding, fully paid and nonassessable, not subject to any preemptive rights and not issued in violation of any preemptive rights.

(5) In the case of the Company, none of its bonds, debentures, notes or other indebtedness has the right to vote (or is convertible into,

or exchangeable for, securities having the right to vote) on any matters on which its stockholders may vote, and neither it nor any of its subsidiaries is a party to any voting agreement with respect to the voting of any of its capital stock, voting securities, or other equity interests. Except for this Agreement, neither the Company nor any of its subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of it or its subsidiaries. Neither the Company nor any of its subsidiaries has any outstanding obligations to repurchase, redeem or otherwise acquire any of its shares of capital stock, voting securities, other equity interests or Rights (other than a cashless exercise of Company Options outstanding, and in accordance with the terms in effect, as of the date hereof).

(c) Subsidiaries.

(1) The Company has Previously Disclosed a list of all of its subsidiaries.

(2) In the case of the Company, (A) it owns, directly or indirectly, all the issued and outstanding equity securities of each of its subsidiaries, (B) no equity securities of any of its subsidiaries are or may become required to be issued (other than to it or its wholly owned subsidiaries) by reason of any Right or otherwise, (C) there are no contracts, commitments, understandings or arrangements by which any of its subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any its subsidiaries (other than to it or its wholly owned subsidiaries), (D) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities, and (E) all the equity securities of each subsidiary held by it or its subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable (except as provided under state law) and are owned by it or its subsidiaries free and clear of all liens, pledges, security interests, claims, provisions, preemptive or subscriptive rights or other encumbrances or restrictions of any kind or Rights (“Liens”).

(3) In the case of the Company, each of its subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(d) Corporate Power. It and each of its subsidiaries has the corporate or other power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and it has the corporate power and authority to execute, deliver and perform its obligations under this Plan and to consummate the transactions contemplated hereby and thereby.

(e) Corporate Authority.

(1) Subject to receipt of the stockholder approval described in Section 4.3(e)(3), this Plan and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action. This Plan is its valid and legally binding obligation, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(2) In the case of Parent, no vote of the holders of any class or series of Parent’s capital stock is necessary to approve and adopt this Plan and the transactions contemplated hereby.

(3) In the case of the Company, the affirmative vote of the holders of two-thirds of the issued and outstanding shares of Company Common Stock entitled to vote to adopt this Plan is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Plan and the transactions contemplated hereby.

(f) Regulatory Approvals; No Defaults.

(1) No consents or approvals of, or filings or registrations with, any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign (“Governmental Entity”) or with any third party are required to be made or obtained by it or any of its subsidiaries in connection with the execution, delivery or performance by it of this Plan or to consummate the Merger except for (A) filings and approvals of applications with and by federal and state banking authorities as Previously Disclosed, (B) filings with the Securities and Exchange Commission (“SEC”) and state securities authorities, (C) the stockholder approval described in Section 5.2(a), (D) the filing of the Articles of Merger with the Maryland Department pursuant to Section 3-107 of the MGCL, and (E) the execution and delivery by the Company and the relevant trustees or agents of supplemental indentures and relevant documents under the provisions of the Company’s trust preferred securities instruments and the Company and its subsidiaries’ debt indentures set forth on Section 5.14 of the Company’s Disclosure Schedule.

(2) Subject to receipt of the regulatory approvals and completion of the other matters referred to in the preceding paragraph (the “Regulatory Approvals”), and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Plan and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies, any right of termination or the loss of any benefit under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or material agreement, indenture or instrument of it or of any of its subsidiaries or to which it or any of its subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, its Governing Documents or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, material agreement, indenture or instrument.

(3) As of the date hereof, it (a) knows of no reason why (1) all Regulatory Approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Plan should not be obtained on a timely basis or (2) the opinion of tax counsel referred to, in the case of Parent, in Section 6.2(c) and, in the case of the Company, in Section 6.3(c) should not be obtained on a timely basis and (b) has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

(g) Financial Reports and Regulatory Documents; Material Adverse Effect.

(1) Its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and all other reports, registration statements, definitive proxy statements or information statements filed by it or any of its subsidiaries subsequent to December 31, 2007 under the Securities Act of 1933, as amended (“Securities Act”), or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act or under the securities regulations of the SEC, in the form filed (collectively, its “Regulatory Filings”) with the SEC as of the date filed, (A) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition contained in or incorporated by reference into any such Regulatory Filing (including the related notes and schedules thereto) fairly presented in all material respects its financial position and that of its subsidiaries as of its date, and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements in such Regulatory Filings (including any related notes and schedules thereto) fairly presented in all material respects, the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of it and its subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

(2) Since December 31, 2007, it and its subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

(3) In the case of the Company only, since December 31, 2007, (A) it and its subsidiaries have conducted their businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Plan and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 4.3 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to it.

(4) In the case of Parent only, since December 31, 2007, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 4.3 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to it.

(h) Litigation. Except as Previously Disclosed, there is no suit, action or proceeding pending or, to the knowledge of it, threatened against or affecting it or any of its subsidiaries (and it is not aware of any basis for any such suit, action or proceeding) (1) that, individually or in the aggregate, is material to it and its subsidiaries, taken as a whole, or (2) that is reasonably likely to prevent or delay it in any material respect from performing its obligations under, or consummating the transactions contemplated by, this Plan.

(i) Regulatory Matters.

(1) Except as Previously Disclosed, neither it nor any of its subsidiaries is a party to or is subject to any written order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Governmental Entity charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it or any of its subsidiaries (collectively, the “Regulatory Authorities”).

(2) Except as Previously Disclosed, neither it nor any of its subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such written order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission. Except as Previously Disclosed, there are no formal or informal investigations relating to any material regulatory matters pending before any Governmental Entity with respect to it or its subsidiaries.

(j) Compliance with Laws. Except as Previously Disclosed, it and each of its subsidiaries:

(1) conducts its business in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Sarbanes-Oxley Act of 2002, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices; and

(2) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its knowledge, no suspension or cancellation of any of them is threatened.

(k) Material Contracts; Defaults. Except for those agreements and other documents filed as exhibits to its Regulatory Filings, as of the date hereof, neither it nor any of its subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (1) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K, (2) in the case of the Company, (A) that contains (x) any non-competition or exclusive dealing agreements or other agreement or obligation which purports to limit or restrict in any respect the ability of the Company or its subsidiaries (or, following consummation of the transactions contemplated hereby, Parent or any of its subsidiaries) to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company and its subsidiaries (or, following consummation of the transactions contemplated hereby, Parent or any of its subsidiaries) is or would be conducted or (y) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its subsidiaries (or, following consummation of the transactions contemplated hereby, Parent or any of its subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business, (B) that involves performance of services or delivery of goods or materials to, or expenditures by, the Company or any of its subsidiaries of an amount or value in excess of $200,000 over its remaining term, other than loans, funding arrangements and other transactions made in the ordinary course of the banking business, or any such agreement, contract, arrangement, commitment or understanding that is terminable on 60 days or less notice without payment of any termination fee or penalty, (C) with respect to the employment of any directors, officers, employees or consultants, other than in the ordinary course of business consistent with past practice, (D) with or to a labor union or guild (including any collective bargaining agreement), (E) containing a “most favored nation” clause or other similar term providing preferential pricing or treatment to a party (other than the Company or its subsidiaries) that is material to the Company or its subsidiaries, or (F) providing for the indemnification by the Company or its subsidiaries of any Person (other than customary agreements with vendors providing goods or services to the Company or its subsidiaries where the potential indemnity obligations thereunder are not reasonably expected to be material to the Company). Each agreement, contract, arrangement, commitment or understanding of the type described in this Section 4.3(k), whether or not Previously Disclosed, is referred to as a “Company Material Contract”. Neither the Company nor any of its subsidiaries is in default under any Company Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(l) No Brokers; Fairness Opinion.

(1) No action has been taken by it that would give rise to any claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Plan, except as Previously Disclosed.

(2) Prior to the execution of this Plan, the Company has received an opinion from Sandler O’Neill & Partners, L.P. to the effect that as of the date thereof and subject to the matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Plan.

(m) Employee Benefit Plans. In the case of the Company,

(1) All benefit, employment, severance, change in control and other compensation and benefits plans, contracts, agreements, policies or arrangements covering the Company’s and each of their subsidiaries current or former employees of it and its subsidiaries (the “Employees”) and its current or former directors, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and supplemental pension and executive retirement, qualified and non-qualified deferred compensation, rabbi trust, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans and agreements (the “Benefit Plans”), other than Benefit Plans that are not material, are Previously Disclosed. Copies of all Benefit Plans and all amendments thereto, all summary plan descriptions, the most recently filed Form 5500 and the most recent IRS determination letter have been made available to the other party.

(2) All Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each a “Multiemployer Plan”) are in substantial compliance with ERISA, the Internal Revenue Code and other applicable laws. Each Benefit Plan which is subject to ERISA (the “ERISA Plans”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”), and that is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service (the “IRS”), and it is not aware of any circumstances that are reasonably likely to result in the loss of the qualification of such plan under Section 401(a) of the Internal Revenue Code.

(3) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Internal Revenue Code (an “ERISA Affiliate”) (each a “Single-Employer Plan”). With respect to each Single-Employer Plan, (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) the fair market value of the assets of such Single-Employer Plan equals or exceeds the actuarial present value of all accrued benefits under such Plan (whether or not vested) on a termination basis; (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred or is reasonably expected to occur; and (iv) the PBGC has not instituted proceedings to terminate any such Single-Employer Plan and, to the Company’s knowledge, no condition exists that presents a reasonable risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Single-Employer Plan. None of the Company, its subsidiaries or any of their respective ERISA Affiliates has contributed to a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of which are not under common control, within the meaning of Section 4063 of ERISA within the past five years.

(4) All material contributions required to be made under each Benefit Plan have been timely made and all obligations to make contributions in respect of each Benefit Plan have been properly accrued and reflected in the Regulatory Filings as of the date of such filings.

(5) As of the date hereof, there is no material pending or, to the knowledge of the Company threatened, litigation relating to the Benefit Plans. Neither the Company nor any of its subsidiaries has any obligations for retiree health and life benefits under any ERISA Plan or collective bargaining agreement.

(6) Neither the execution of this Plan, stockholder approval of this Plan nor the consummation of the transactions contemplated hereby will (w) entitle any of its employees or any of its subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Benefit Plans, or (y) result in payments under any of the Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Internal Revenue Code.

(n) Labor Matters. In the case of the Company, neither it nor any of its subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its subsidiaries the subject of a proceeding asserting that it or any such subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or any of its subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other material labor dispute involving it or any of its subsidiaries pending or, to its knowledge, threatened, nor to its knowledge is there any activity involving its or any of its subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(o) Environmental Matters. To its knowledge, neither its conduct nor its operation or the conduct or operation of its subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), violates or violated Environmental Laws and no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To its knowledge, no property on which it or any of its subsidiaries holds a Lien, violates or violated Environmental Laws and no condition has existed or event has occurred with respect to any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. Neither it nor any of its subsidiaries has received any written notice from any Person that it or its subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from, any such property. “Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.

(p) Tax Matters.

(1) (A) All material returns, amended returns or other reports (including elections, declarations, disclosures, schedules, estimates and information returns) with respect to Taxes (as hereinafter defined) (“Tax Returns”) that are required to be filed (taking into account any extensions of time within which to file) by or with respect to it and its subsidiaries have been duly and timely filed, and all such Tax Returns are complete and accurate in all respects, (B) all Taxes shown to be due on the Tax Returns referred to in clause (A) have been duly and timely paid in full, (C) all Taxes that it or any of its subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party have been paid over to the proper Governmental Entity in a timely manner, to the extent due and payable, and (D) neither it nor any of its subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a reorganization under Section 368(a) of the Internal Revenue Code.

(2) In the case of the Company and its subsidiaries, (A) the Tax Returns referred to in clause (A) of subsection (p)(1) have been examined by the Internal Revenue Service or the appropriate Tax authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (B) all deficiencies asserted or assessments made as a result of such examinations have been duly and timely paid in full or are being contested in good faith through appropriate proceedings, (C) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (A) of subsection (p)(1) are currently pending, and (D) no extensions or waivers of statutes of limitation have been given by or requested with respect to any of its Taxes or those of its subsidiaries.

(3) In the case of the Company, (A) it has made available to Parent true and correct copies of the U.S. federal income Tax Returns filed by it and its subsidiaries for each of the three most recent fiscal years ended; (B) it has made provision in accordance with GAAP, in the financial statements included in the

Regulatory Filings filed prior to the date hereof, for all Taxes that accrued on or before the end of the most recent period covered by its Regulatory Filings filed prior to the date hereof; (C) neither it nor any of its subsidiaries is a party to any Tax allocation or sharing agreement, is or has been a member of an affiliated group filing consolidated or combined Tax returns (other than a group of which the Company is or was the common parent) or otherwise has any liability for the Taxes of any Person (other than its own Taxes and those of its subsidiaries); (D) neither it nor any of its subsidiaries has participated in a “listed transaction” as defined in Treasury Regulation Section 1.6011-4; (E) no Liens for Taxes exist with respect to any of its assets or properties or those of its subsidiaries, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith and reserved for in accordance with GAAP; and (F) neither it nor any of its subsidiaries has been a party to any distribution occurring during the last three years in which the parties to such distribution treated the distribution as one to which Section 355 of the Internal Revenue Code applied.

(4) As used herein, “Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Closing Date.

(q) Derivative Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for its own account, or for the account of one or more of its subsidiaries or their customers, if any, were entered into (1) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (2) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of such party or one of its subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and are in full force and effect. Neither it nor its subsidiaries, nor to its knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

(r) Trust Business. It and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including but not limited to, accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither it nor its subsidiaries, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

(s) Insurance. It and its subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices. All of the insurance policies, binders, or bonds maintained by it or its subsidiaries are in full force and effect; it and its subsidiaries are not in material default thereunder.

(t) Takeover Laws and Provisions. It has taken all action required to be taken by it in order to exempt this Plan and the transactions contemplated hereby from, and this Plan and the transactions contemplated hereby are exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws”). It has taken all action required to be taken by it in order to make this Plan and the transactions contemplated hereby comply with, and this Plan and the transactions contemplated hereby comply with, the requirements of any Articles, Sections or provisions of its Governing Documents concerning “business combinations”, “fair price”, “voting requirements”, “constituency requirements” or other related provisions (collectively, “Takeover Provisions”).

(u) Transactions with Affiliates. In the case of the Company, there are no transactions, agreements, arrangements or understandings between the Company or its subsidiaries, on the one hand, and the Company’s affiliates (other than wholly-owned subsidiaries of the Company) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

ARTICLE V

Covenants

5.1 Reasonable Best Efforts. Subject to the terms and conditions of this Plan, each of Parent, Merger Sub, and the Company agrees to use its respective reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as soon as possible and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

5.2 Stockholder Approvals.

(a) The Company agrees to take in accordance with applicable law and its Governing Documents all action necessary to convene a meeting of the holders of the Company Common Stock (including any meeting that occurs after any adjournment or postponement, the “Company Meeting”), as promptly as practicable, to consider and vote upon the approval of this Plan, as well as any other matters required to be approved by the Company’s stockholders for consummation of the Merger.

(b) The board of directors of the Company has adopted resolutions recommending to the stockholders of the Company the approval of this

Plan, and the board of directors of the Company shall recommend to the stockholders of the Company the approval of this Plan and the other matters required to be approved or adopted in order to carry out the intentions of this Plan. Notwithstanding the foregoing, the board of directors of the Company may withdraw, modify, condition or refuse to recommend the approval of this Plan and the other matters required to be approved or adopted in order to carry out the intentions of this Plan (a “Change in Recommendation”) if the board of directors of the Company determines, in good faith after consultation with its outside financial and legal advisors, that the failure to take such action would breach its fiduciary obligations under applicable law, provided that the board of directors of the Company may not take any such action with respect to an Acquisition Proposal except in compliance with Section 5.6(a)(C). Notwithstanding the foregoing, this Plan and such other matters shall be submitted to the shareholders of the Company at the Company Meeting for the purpose of approving the Plan and such other matters and nothing contained herein shall be deemed to relieve the Company of such obligation or its obligations under Section 5.2(a), provided, however, that if the board of directors of the Company shall have effected a Change in Recommendation, then in submitting this Plan to the Company’s shareholders, the board of directors of the Company may submit this Plan to the Company’s shareholders without recommendation (although the resolutions adopting this Plan as of the date hereof may not be rescinded or amended), in which event the board of directors of the Company may communicate the basis for its lack of a recommendation to the Company’s shareholders in the Registration Statement (as defined in Section 5.3(a)) or an appropriate amendment or supplement thereto to the extent required by applicable law.

5.3 Registration Statement/Proxy Statement. (a) The parties agree jointly to prepare and file with the SEC not later than twenty (20) days after the date hereof a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock in the Merger as soon as reasonably possible (including the proxy statement and prospectus and other proxy solicitation materials of the Company constituting a part thereof (the “Proxy Statement”) and all related documents). The parties agree to cooperate in the preparation of the Registration Statement and the Proxy Statement. Each of Parent, Merger Sub, and the Company agrees to use all reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof, and the Company shall thereafter mail or deliver the Proxy Statement to its stockholders; provided, however, that the parties will coordinate the timing of the mailing of the Proxy Statement so as to minimize the impact of limitations under applicable law relating to Parent share repurchases that might apply with respect thereto. Parent also agrees to use all reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Plan. Each of Parent and the Company agrees to furnish all information concerning it, its subsidiaries, officers, directors and stockholders as may be reasonably requested in connection with the foregoing.

(b) Each of Parent and the Company agrees (1) as to itself and its subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Company Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading and (2) that the Registration Statement and Proxy Statement shall comply with all applicable laws as they relate to Parent, Merger Sub and the Company. Each of Parent and the Company further agrees that, if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement or the Registration Statement.

(c) Parent agrees to advise the Company, promptly after Parent receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Parent Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

5.4 Press Releases. Parent and the Company shall consult with each other before issuing any press release or making any public statement with respect to the Merger or this Plan and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may upon the advice of counsel be required by law or the rules and regulations of the NASDAQ Global Select Market or the NYSE, as the case may be. Parent and the Company shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Plan as reasonably requested by the other party.

5.5 Access; Information.

(a) Each of Parent and the Company agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford the other party, and the other party’s officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as any party may reasonably request and, during such period, it shall furnish promptly to such other party (1) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws, and (2) all other information concerning the business, properties and personnel of it as the other may reasonably request; provided that the foregoing shall not require Parent or the Company (A) to permit any inspection, or to disclose any information, that in the reasonable judgment of Parent or the Company, as the case may be, would result in disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if Parent or the Company, as the case may be, shall have used reasonable efforts to obtain the consent of such third party to such inspection or disclosure or (B) to disclose any privileged information of Parent or the Company, as the case may be, or any of its subsidiaries. All requests for information made pursuant to this Section 5.5 shall be directed to an executive officer of Parent or the Company, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be.

(b) Each party agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 5.5 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Plan) for any purpose unrelated to the consummation of the transactions contemplated by this Plan. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 5.5 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Plan) unless such information (1) was already known to such party, (2) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (3) is disclosed with the prior written approval of the providing party or (4) is or becomes readily ascertainable from publicly available sources. If this Plan is terminated or the transactions contemplated by this Plan shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to the other party to be returned to the other party, except to the extent such action would be inconsistent with applicable law, regulation, legal process, or the applicable party’s internal policies and procedures.

5.6 Acquisition Proposals.

(a) No Solicitation or Negotiation. The Company agrees that, except as expressly permitted by this Section 5.6, after the date hereof, neither it nor any of its subsidiaries nor any of its respective officers and directors or the officers and directors of any of its subsidiaries shall, and it shall direct and use all reasonable best efforts to cause its employees and agents, including any investment banker, attorney or accountant retained by it or by any of its subsidiaries (collectively, its “Representatives”) not to, initiate, solicit or encourage, directly or indirectly, any inquiries with respect to any Acquisition Proposal or the making or implementation of any Acquisition Proposal, or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal.

Notwithstanding anything in the foregoing to the contrary, prior to the time, but not after, the vote described in Section 6.1(a) is obtained, the Company may (1) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal providing for the acquisition of all or substantially all of the assets (on a consolidated basis) or total voting power of the equity securities of the Company, if the Company receives from such Person an executed confidentiality agreement on terms at least as favorable as those contained in the Confidentiality Agreement , dated November 24, 2008, between Parent and the Company (the “Confidentiality Agreement”); it being understood that such confidentiality agreement need not prohibit the making, or amendment, of an Acquisition Proposal, and immediately discloses and, if applicable, provides copies of, any such information to Parent, to the extent not previously provided to Parent; (2) engage or participate in any discussions or negotiations with any Person who has made such unsolicited bona fide written Acquisition Proposal; or (3) after having complied with this Section 5.6, recommend or otherwise declare advisable or propose to recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal or withdraw or modify in a manner adverse to Parent or Merger Sub, or propose to withdraw or so modify (publicly or otherwise), its recommendation in favor of this Plan and the transactions contemplated hereby, if and only to the extent that, (A) prior to taking any action described in clause (1), (2) or (3) above, the board of directors of the Company determines, in good faith, after consultation with its outside legal advisors, that such action is required in order for the board of directors of the Company to comply with its fiduciary duties, (B) in each such case referred to in clause (1) or (2) above, the board of directors of the Company determines, in good faith, after consultation with its financial advisors, that such Acquisition Proposal either constitutes a Superior Proposal (as defined below) or is reasonably likely to result in a Superior Proposal, and (C) in the case referred to in clause (3) above, (i) the board of directors of the Company determines, in good faith, after consultation with its financial advisors and outside legal advisors, that such Acquisition Proposal is a Superior Proposal, (ii) Parent has received written notice that the Company intends to recommend or otherwise declare advisable such Superior Proposal or otherwise effect a Change in Recommendation, which notice shall (x) state expressly that the Company has received an Acquisition Proposal which the board of directors of the Company has determined is a Superior Proposal and that the Company intends to effect a Change of Recommendation and the manner in which it intends or may intend to do so and (y) include the identity of the person making such Acquisition Proposal and a copy (if in writing) and summary of material terms of such Acquisition Proposal; provided that any material amendment to the terms of such Acquisition Proposal shall require a new such notice, and (iii) Parent does not make, within five days of receipt of the latest of Company’s written notices pursuant to clause (ii), an offer that the board of directors of the Company determines, in good faith, after consultation with its financial and legal advisors, is at least as favorable, from a financial point of view, to the stockholders of the Company as the Superior Proposal. In the case of clause (C), the Company agrees to notify Parent promptly if its board of directors determines not to change its recommendation and during such five day period, to negotiate in good faith with Parent with respect to any revisions to the terms of the transactions contemplated by this Plan proposed by Parent in response to the Superior Proposal. “Acquisition Proposal” means any proposal or offer with respect to the following involving the Company or its Significant Subsidiary: (i) any merger, consolidation, share exchange, business combination or other similar transaction; (ii) any sale, lease, exchange, pledge, transfer or other disposition of 25% or more of its consolidated assets or liabilities in a single transaction or series of transactions; (iii) any tender offer or exchange offer for, or other acquisition of, 25% or more of the outstanding shares of its capital stock; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the Merger provided for in this Plan. “Superior Proposal” means an unsolicited bona fide Acquisition Proposal that would result or would be reasonably likely to result in any Person becoming the beneficial owner, directly or indirectly, of all or substantially all of the assets (on a consolidated basis) or total voting power of the equity securities of the Company, that the board of directors of the Company has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Plan. “Significant Subsidiary” has the meaning ascribed to that term in Rule 1-02 of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) Notice. Notwithstanding anything in this Plan to the contrary, the Company shall (1) promptly (but in no event later than 24 hours) advise Parent, orally and in writing, of (A) the receipt by it (or any of the other Persons referred to above) of any Acquisition Proposal, or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any subsidiary by any Person or entity that informs the board of directors of the Company or any subsidiary that it is considering making, or has made, an Acquisition Proposal, (B) the material terms and conditions of such proposal or inquiry (whether written or oral) or modification or amendment to an Acquisition Proposal, and (C) the identity of the Person making any such proposal or inquiry and (2) keep Parent fully informed of the status and details of any such proposal or inquiry and any developments with respect thereto. The Company shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements in accordance with the terms thereof.

(c) Existing Discussions. The Company and its subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Parent) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than Parent who have been furnished confidential information regarding the Company or its subsidiaries in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. Neither the Company nor the board of directors of the Company shall approve or take any action to render inapplicable to any Acquisition Proposal any applicable Takeover Laws or Takeover Provisions.

5.7 Takeover Laws and Provisions. No party hereto shall take any action that would cause the transactions contemplated by this Plan to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Plan from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. No party hereto shall take any action that would cause the transactions contemplated by this Plan not to comply with any Takeover Provisions and each of them shall take all necessary steps within its control to make the transactions contemplated by this Plan comply with (or continue to comply with) the Takeover Provisions.

5.8 Regulatory Applications.

(a) Parent, Merger Sub, and the Company shall cooperate and use their respective reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary to consummate the transactions contemplated by this Plan, and Parent shall make all necessary regulatory filings within 20 days of the date hereof. Each of Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Entity in connection with the transactions contemplated by this Plan. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations (collectively, “Approvals”) of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Plan and each party will keep the other party appraised of the status of material matters relating to such Approvals and completion of the transactions contemplated hereby.

(b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its subsidiaries with or to any third party or Governmental Entity.

5.9 Options and Restricted Stock.

(a) Treatment of Options. At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock that is outstanding and unexercised under any employee stock option or equity compensation plan or arrangement (the “Company Stock Plans”) of the Company (any such option to purchase Company Common Stock being referred to as a “Company Option” or the “Company Options”), whether or not vested or exercisable, shall fully vest and be converted at the Effective Time into an option to purchase a number of shares of Parent Common Stock (a “Parent Option”) equal to the product (rounded down to the nearest whole share) of (x) the number of shares of Company Common Stock subject to the Company Option immediately prior to the Effective Time and (y) the Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) subject to the Parent Option equal to the quotient obtained by dividing (x) the exercise price per share of Company Common Stock subject to the Company Option immediately prior to the Effective Time by (y) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Company Options shall be determined in a manner consistent with the requirements of Section 409A of the Internal Revenue Code; and provided, further, that in the case of any Company Option that is intended to be an incentive stock option under Section 422 of the Internal Revenue Code, the exercise price and the number of shares of Parent Company Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Internal Revenue Code. Except as specifically provided above, following the Effective Time, each Company Option shall continue to be governed by the same terms and conditions that were applicable under such Company Option immediately prior to the Effective Time (after taking into account any vesting as of the Effective Time to the extent provided by the original terms of the Company Option). As of the Effective Time, Parent shall assume such Company Options and the plans under which they have been issued.

(b) Restricted Stock. Immediately prior to the Effective Time, any vesting conditions applicable to any shares of restricted stock of the Company (each a share of “Company Restricted Stock”) granted pursuant to the Company Stock Plans or other Company Benefit Plans shall be waived, and such shares of Company Restricted Stock (less any shares of Company Common Stock withheld to satisfy the tax withholding obligations upon vesting, which shares shall be considered to have been delivered to the holder of Company Restricted Stock) shall be treated the same as all other shares of Company Common Stock in accordance with Article II of this Plan.

(c) Registration. If registration of any interests in the Company Stock Plan or other Company Benefit Plans or the shares of Parent Common Stock issuable thereunder is required under the Securities Act, Parent shall file with the SEC within three (3) business days after the Effective Time a registration statement on Form S-8 with respect to such interests or Parent Common Stock, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant Company Stock Plan or other Company Benefit Plans, as applicable, remains in effect and such registration of interests therein or the shares of Parent Common Stock issuable thereunder (and compliance with any such state laws) continues to be required.

(d) Actions. Company agrees that prior to the Effective Time each of the Company Stock Plans shall be amended (i) to reflect the transactions contemplated by this Agreement, including the conversion of the Company Options pursuant to Section 5.9(a) of this Agreement and the substitution of Parent for the Company thereunder to the extent appropriate to effectuate the assumption of such

Company Stock Plans by Parent, (ii) to preclude any automatic or formulaic grant of options, restricted shares or other awards thereunder on or after the Effective Time, and (iii) to the extent requested by Parent in a timely manner and subject to compliance with applicable law and the terms of the plan, to terminate any or all Company Stock Plans effective immediately prior to the Effective Time (other than with respect to outstanding awards thereunder). Parent shall take all actions which are necessary for the assumption of the Company Options pursuant to this Section 5.9 including the reservation, issuance and listing of Parent Common Stock as necessary to effect the transactions contemplated by this Section 5.9. Prior to the Effective Time, the Company, the board of directors of the Company and the Compensation Committee of the board of directors of the Company, as applicable, shall adopt resolutions and take all other actions necessary to effectuate the provisions of Sections 5.9(a) and 5.9(b).

5.10 Indemnification and Insurance.

(a) Following the Effective Time, Parent shall indemnify, defend and hold harmless and advance expenses to the present and former directors and officers of the Company or any of its subsidiaries, and any such Person presently or formerly serving at the request of the Company or any of its subsidiaries as a director, officer, employee, agent, trustee or fiduciary of another corporation, partnership, joint venture, trust or other enterprise or under or with respect to any employee benefit plan (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or other liabilities (collectively, “Indemnified Liabilities”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Plan), whether asserted or claimed prior to, at or after the Effective Time (x) to the same extent as such Persons are indemnified or have the right to advancement of expenses pursuant to the Governing Documents and indemnification agreements, if any, in effect on the date of this Plan with the Company or any of its subsidiaries and, in the case of the directors and executive officers of the Company (y) without limitation of, and in addition to, clause (x), to the fullest extent permitted by law. In the event of any such Indemnified Liabilities, (i) Parent shall pay the reasonable fees and expenses of counsel selected by an Indemnified Party promptly after statements therefor are received and shall otherwise advance to such Indemnified Party upon request reimbursement of documented expenses reasonably incurred and (ii) Parent and the applicable Indemnified Parties shall cooperate in the defense of such matter. If any Indemnified Party is required to bring any action to enforce rights or to collect moneys due under this Plan and is successful in obtaining a decision that it is entitled to enforcement of any right or collection of any money in such action, Parent shall reimburse such Indemnified Party for all of its expenses reasonably incurred in connection with bringing and pursuing such action including, without limitation, reasonable attorneys’ fees and costs.

(b) For a period of six years from the Effective Time, Parent shall use its reasonable best efforts to provide directors’ and officers’ liability insurance

(including excess coverage) and fiduciary liability insurance in respect of any Company Benefit Plans that serve to reimburse the present and former officers and directors of the Company or any of its subsidiaries with respect to claims against such directors and officers arising from facts or events occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Plan) which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by the Company, provided that in no event shall Parent be required to expend annually in the aggregate an amount in excess of 250% of the annual premiums currently paid by the Company for such insurance (the “Insurance Amount”), and provided further that if Parent is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Parent shall obtain as much comparable insurance as is available for the Insurance Amount. In lieu of the insurance described in the preceding sentence, Parent may, at its option, purchase prepaid or “tail” directors’ and officers’ liability insurance coverage no less favorable than the coverage described in the preceding sentence.

(c) Any Indemnified Party wishing to claim indemnification under Section 5.10(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall notify Parent thereof; provided that the failure to so notify shall not affect the obligations of Parent under Section 5.10(a) unless and to the extent that Parent is actually and materially prejudiced as a result of such failure. Parent hereby acknowledges notice of all matters Previously Disclosed.

(d) If Parent or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets or deposits to any other entity, or engage in any similar transaction, then and in each case, Parent shall cause proper provision to be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 5.10.

(e) The provisions of this Section 5.10 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. The indemnification rights granted in this Section 5.10 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any Indemnified Party may have by contract or otherwise.

5.11 Benefit Plans. (a) Parent shall from and after the Effective Time, assume and comply with the Benefit Plans and Parent agrees to honor and perform the Company’s and its subsidiaries’ obligations under such plans and agreements in accordance with their terms. Parent shall provide the employees of the Company and its subsidiaries with (1) compensation opportunities and pension and welfare benefits that are no less favorable in the aggregate than those provided by the Company and its subsidiaries on the date hereof, provided that for this purpose benefits under employee benefit plans of Parent applicable to similarly situated employees of Parent (excluding (x) any such plans that are frozen to new participants and (y) any grandfathered benefits provided under such plans) shall be deemed to be no less favorable in the aggregate than those provided by the Company and its subsidiaries on the date hereof and (2) until the first anniversary of the Effective Time, severance benefits that are equal to the severance benefits provided to employees of the Company and its subsidiaries under the severance policy as disclosed in Section 5.11(a) of the Company’s Disclosure Schedule, and with respect to non-employee directors of the Company, equal to the severance benefits under the Company’s Non-Employee Director’s Severance Plan dated as of February 19, 2007. Any such severance benefits shall be subject to the employee’s execution and non-revocation of Parent’s customary severance agreement, and such benefits shall, in any event, be provided pursuant to the procedures and administrative terms and conditions of the M&T Bank Corporation Employee Severance Pay Plan. For purposes of clarity, severance benefits shall be provided under either clause (x) or (y) and there shall not be any combination of benefits under such plans. In addition Parent shall (i) provide employees of the Company and its subsidiaries credit for all years of service with the Company or any of its subsidiaries and their predecessors prior to the Effective Time for the purpose of eligibility, vesting and benefit accruals (other than benefit accruals under a defined benefit pension plan and as would result in duplication of benefits), (ii) cause any and all pre-existing condition limitations (to the extent such limitations did not apply to a pre-existing condition under comparable Benefit Plans) and eligibility waiting periods under group health plans of Parent to be waived with respect to employees of the Company and its subsidiaries who remain as employees of Parent or its subsidiaries (and their eligible dependents) and (iii) cause to be credited any deductibles or out-of-pocket expenses incurred by employees of the Company and its subsidiaries and their beneficiaries and dependents during the portion of the calendar year prior to their participation in Parent’s health plans with the objective that there be no double counting during the year in which the Closing Date occurs of such deductibles or out-of-pocket expenses. Parent and the Company agree to honor, or to cause to be honored, in accordance with their terms, all vested or accrued benefit obligations to, and contractual rights of, current and former employees of the Company and its subsidiaries.

(b) The Company and the Parent acknowledge that there shall be a “change in control” of the Company at the Effective Time under the Company Stock Plans and the Benefit Plans specifically identified on Section 5.11(b) of the Company’s Disclosure Schedule. The board of directors and/or the compensation committee of the Company, as applicable, will take all action necessary to ensure that a “change in control” of the Company does not occur in connection with the transactions contemplated by this Agreement prior to the Effective Time under any of the Company Stock Plans and the Benefit Plans identified on Section 5.11(b) of the Company’s Disclosure Schedule.

(c) This Section 5.11 shall inure exclusively to the benefit of and be binding upon the parties hereto and their respective successors, assigns, executors and legal representatives. Without limiting the generality of Section 8.13, nothing in this Section 5.11, express or implied: (i) is intended to confer on any person other than the parties to this Plan or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Plan; (ii) shall require the Parent to maintain any specific Benefit Plan or to guarantee employment of any employee for any period of time after the Effective Time; and (iii) shall constitute an amendment to any Benefit Plan or any Parent compensation or benefit plan or arrangement.

5.12 Notification of Certain Matters. Each of Parent and the Company shall give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, covenants or agreements contained herein.

5.13 Exemption from Liability Under Section 16(b). Prior to the Effective Time, Parent and the Company shall each take all such steps as may be necessary or appropriate to cause any disposition of shares of Company Common Stock or conversion of any derivative securities in respect of such shares of Company Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act, including any such actions specified in the applicable SEC No-Action Letter dated January 12, 1999.

5.14 Assumption by Parent of Certain Obligations. At or before the Closing, Parent shall deliver agreements or supplemental indentures as required and in a form reasonably satisfactory to the Company, as of the Effective Time, in order to assume expressly the due and punctual performance and observance of each and every covenant, agreement and condition (insofar as such covenant, agreement or condition is to be performed and observed by the Company) of: (a) the Stock Purchase Agreement dated as of April 9, 2008 relating to certain Company Common Stock and the Company Series A Preferred Stock (the “Company Series A Purchase Agreement”) and the Registration Rights Agreement exhibited thereto, (b) the Treasury Purchase Agreement, (c) the Warrant, and (d) the indentures, trust agreements and guarantee agreements entered into by the Company, each as more specifically identified on Section 5.14 of the Company’s Disclosure Schedule.

5.15 Formation of Merger Sub; Accession. As promptly as reasonably practicable after the date hereof, and in any event within five calendar days after the date hereof, Parent shall form a Maryland corporation as a wholly owned subsidiary of Parent (“Merger Sub”). As of its incorporation, Merger Sub shall have its principal executive offices located in Buffalo, New York and shall have 1,000 authorized shares of common stock, par value $0.01 per share, of which 1,000 shares shall be outstanding and none of which shall be held in the treasury of Merger Sub. Promptly after incorporating Merger Sub, (x) Parent, as the sole shareholder of Merger Sub, shall approve and adopt this Agreement and (y) Parent shall cause Merger Sub to accede to this Agreement by executing a signature page to this Agreement, after which time Merger Sub shall be a party hereto for all purposes set forth herein. Notwithstanding any provision herein to the contrary, the obligations of Merger Sub to perform its covenants hereunder shall commence only at the time of its incorporation. Prior to the Effective Time, Parent shall take such actions as are reasonably necessary to cause the board of directors of Merger Sub to unanimously approve this Agreement and declare it advisable for Merger Sub to enter into this Agreement.

ARTICLE VI

Conditions

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each of Parent, Merger Sub, and the Company to consummate the Merger is subject to the fulfillment or written waiver by Parent and the Company prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Plan and the Merger shall have been duly adopted and approved by the requisite vote of the holders of the Company Common Stock.

(b) Governmental and Regulatory Consents. All statutory waiting periods applicable to the consummation of the Merger shall have expired or been terminated, and, other than the filings provided for in Section 1.2(a), all notices, reports and other filings required to be made prior to the Effective Time by Parent, Merger Sub, or the Company or any of their respective subsidiaries with, and all regulatory consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by Parent, Merger Sub, or the Company or any of their respective subsidiaries from, any Governmental Entity in connection with the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby by Parent, Merger Sub, and the Company shall have been made or obtained (as the case may be) and become final, unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (measured on a scale relative to the Company and its subsidiaries, taken as a whole) or the Company.

(c) No Prohibitions. No United States or state court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Merger.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Entity.

6.2 Conditions to Obligation of Parent. The obligation of Parent and Merger Sub to consummate the Merger is also subject to the fulfillment, or the written waiver by Parent prior to the Effective Time, of each of the following conditions:

(a) Representations. The representations of the Company set forth in this Plan shall be, giving effect to Sections 4.1 and 4.2, true and correct as of the date of this Plan and as of the Effective Time as though made at and as of the Effective Time (except that representations that by their terms speak specifically as of the date of this Plan or some other date shall be true and correct as of such date)

and Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed all obligations required to be performed by it under this Plan at or prior to the Effective Time in all material respects, and Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(c) Opinion of Tax Counsel. Parent shall have received an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Parent, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In rendering its opinion, Wachtell, Lipton, Rosen & Katz may require and rely upon representations contained in letters from each of Parent and the Company.

6.3 Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is also subject to the fulfillment, or the written waiver by the Company, prior to the Effective Time of each of the following conditions:

(a) Representations. The representations of Parent set forth in this Plan shall be, giving effect to Sections 4.1 and 4.2, true and correct as of the date of this Plan and as of the Effective Time as though made at and as of the Effective Time (except that representations that by their terms speak specifically as of the date of this Plan or some other date shall be true and correct as of such date); and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(b) Performance of Obligations of Parent. Parent and Merger Sub shall have performed all obligations required to be performed by it under this Plan at or prior to the Effective Time in all material respects, and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(c) Opinion of Tax Counsel. The Company shall have received an opinion of Sullivan & Cromwell LLP, special counsel to the Company, dated the Closing Date, to the effect that on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In rendering its opinion, Sullivan & Cromwell LLP may require and rely upon representations contained in letters from each of Parent and the Company.

ARTICLE VII

Termination

7.1 Termination by Mutual Consent. This Plan may be terminated and the Merger may be abandoned at any time prior to the Effective Time (whether or not the stockholders of the Company have adopted and approved this Plan), upon the mutual consent of Parent and the Company, by action of their respective boards of directors.

7.2 Termination by Parent. This Plan may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent:

(a) if there has been a breach of any representation, covenant or agreement made by the Company in this Plan, or any such representation shall have become untrue after the date of this Plan, such that, individually or together with other such breaches or failures of a representation to be true, Section 6.2(a) or 6.2(b) would not be satisfied and such breach or failure of a representation to be true is not curable by the Termination Date or, if curable, is not cured within 30 days after written notice thereof is given by Parent to the Company;

(b) if the Merger shall not have been consummated by the twelve month anniversary of the date hereof (the “Termination Date”), provided that the right to terminate this Plan shall not be available if Parent or Merger Sub has breached in any material respect its obligations under this Plan in any manner that shall have proximately and substantially contributed to the failure of the Merger to be consummated;

(c) if (1) the board of directors of the Company submits this Plan to its stockholders without a recommendation for approval, otherwise withdraws or modifies (or publicly discloses its intention to withdraw or modify) its recommendation referred to in Section 5.2(b) in any manner adverse to Parent, or approves, recommends, or otherwise declares advisable or proposes to or publicly discloses its intention to approve, recommend or declare advisable an Acquisition Proposal other than the Merger, or (2) the Company has failed to substantially comply with its obligations under Section 5.2 or Section 5.6;

(d) if the approval of the Company’s stockholders required by Section 6.1(a) shall not have been obtained at the Company Meeting;

(e) if any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger, or the denial of any consent, registration, approvals, permits and authorizations the failure of which to obtain would cause the condition set forth in Section 6.1(b) not to be satisfied as of the Closing, shall become final and non-appealable (whether before or after the approval by the stockholders of the Company).

7.3 Termination by the Company. This Plan may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by the holders of the Company Common Stock referred to in Section 6.1(a), by action of the board of directors of the Company:

(a) if the Merger shall not have been consummated by the Termination Date; provided that the right to terminate this Plan pursuant to this clause (a) shall not be available if the Company has breached in any material respect its obligations under this Plan in any manner that shall have proximately and substantially contributed to the occurrence of the failure of the Merger to be consummated;

(b) if the approval of the holders of the Company Common Stock required by Section 6.1(a) shall not have been obtained at the Company Meeting;

(c) if any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger, or the denial of any consent, registration, approvals, permits and authorizations the failure of which to obtain would cause the condition set forth in Section 6.1(b) not to be satisfied as of the Closing, shall become final and non-appealable; or

(d) if there has been a breach of any representation, covenant or agreement made by Parent or Merger Sub in this Plan, or any such representation shall have become untrue after the date of this Plan, such that, individually or together with other such breaches or failures of a representation to be true, Section 6.3(a) or 6.3(b) would not be satisfied and such breach or failure of a representation to be true is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Company to Parent.

7.4 Effect of Termination and Abandonment. (a) In the event of the termination of this Plan and the abandonment of the Merger pursuant to this Article VII, this Plan (other than as set forth in Section 5.5(b), this Section 7.4, and Article VIII) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Plan.

(b) The Company shall pay to Parent a fee of $15,800,000 (the “Termination Fee”) if:

(1) an Acquisition Proposal shall have been made or proposed to have been made to the Company or the stockholders of the Company, or shall have been publicly disclosed, the actions of the Company or its board of directors with respect to such Acquisition Proposal shall entitle Parent to terminate this Plan pursuant to Section 7.2(c), and Parent terminates this Plan pursuant to Section 7.2(c); provided that if the Company terminates this Plan pursuant to Section 7.3(b) in circumstances that would have permitted Parent to terminate this Plan prior to the Company Meeting pursuant to Section 7.2(c), and the Company would have been required to pay Parent the Termination Fee under the first clause of this Section 7.4(b)(1) had Parent so terminated this Plan, then this Plan shall be deemed terminated pursuant to Section 7.2(c) for purposes of this Section 7.4(b)(1); or

(2) (A) prior to the Company Meeting, an Acquisition Proposal shall have been made to the Company or shall have been made directly to the shareholders of the Company generally or shall otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, (B) this Plan is terminated pursuant to:

(i) Section 7.2(a) (other than with respect to a non-willful breach);

(ii) Section 7.2(d);

(iii) Section 7.3(a); or

(iv) Section 7.3(b); and

(C), in any case, (1) within 12 months of such termination the Company enters into a definitive agreement to consummate an Acquisition Proposal and within 18 months of such termination any Acquisition Proposal is consummated; or (2) within 12 months of such termination, any Acquisition Proposal is consummated.

(c) Any Termination Fee due under Section 7.4(b) shall be paid by wire transfer of same-day funds (x) in the case of Section 7.4(b)(1), on the business day immediately following the date of termination of this Plan and (y) in the case of Section 7.4(b)(2), on the date of the first to occur of the events referred to in Section 7.4(b)(2)(C).

(d) Notwithstanding anything to the contrary herein, the maximum aggregate amount of fees payable under this Section 7.4 shall be $15,800,000.

(e) The Company and Parent acknowledge and agree that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Plan, and that, without these agreements, Parent would not enter into this Plan. Accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 7.4 and, in order to obtain such payment, Parent commences a suit, action or other proceeding that results in a judgment in its favor for such payment, the Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, action or other proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published in the Wall Street Journal on the date such payment was required to be made.

ARTICLE VIII

Miscellaneous

8.1 Survival. Except for the agreements and covenants contained in Articles I and II, Sections 5.3(a), 5.10 and 5.13 and this Article VIII, the representations, agreements and covenants contained in this Plan shall be deemed only to be conditions of the Merger and shall not survive the Effective Time.

8.2 Modification or Amendment. Subject to applicable law, at any time prior to the Effective Time, the parties hereto may modify or amend this Plan, by written agreement executed and delivered by duly authorized officers of the respective parties.

8.3 Waiver of Conditions. The conditions to each party’s obligation to consummate the Merger are for the sole benefit of such party and may be waived by such party as a whole or in part to the extent permitted by applicable law. No waiver shall be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver.

8.4 Counterparts. For the convenience of the parties hereto, this Plan may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. The execution and delivery of this Plan may be effected by telecopier or any other electronic means such as e-mail.

8.5 Governing Law. This Plan shall be governed by and construed in accordance with the laws of the State of Maryland applicable to contracts made and to be performed entirely within the State of Maryland.

8.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and shall be deemed to have been duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

To Parent or Merger Sub:		To the Company:
M&T Bank Corporation		Provident Bankshares Corporation
One M&T Plaza		114 East Lexington Street
Buffalo, New York 14203		Baltimore, Maryland 21202
Attention:	René F. Jones, Chief Financial Officer	Attention:	Robert L. Davis, General Counsel
Mark W. Yonkman, General Counsel

with copies to:		with copies to:
Wachtell, Lipton, Rosen & Katz		Sullivan & Cromwell LLP
51 West 52nd Street		125 Broad Street
New York, NY 10014		New York, NY 10004-2498
Attention:	Edward D. Herlihy	Attention:	H. Rodgin Cohen
	Nicholas G. Demmo		Mark J. Menting
Facsimile:	212-403-2000	Facsimile:	212-558-3588

and:
Kilpatrick Stockton LLP
Suite 900
607 14th Street, NW
Washington, DC 20005-2018
		Attention:	Paul M. Aguggia
		Facsimile:	202-204-5630

8.7 Entire Agreement, Etc. This Plan (including the Disclosure Schedules) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations, both written and oral, between the parties, with respect to the subject matter hereof, and this Plan shall not be assignable by operation of law or otherwise (any attempted assignment in contravention of this Section 8.7 being null and void).

8.8 Definition of “subsidiary” and “affiliate”; Covenants with Respect to Subsidiaries and Affiliates. (a) When a reference is made in this Plan to a subsidiary of a Person, the term “subsidiary” has the meaning ascribed to that term in Rule 1-02 of Registration S-X under the Exchange Act. When a reference is made in this Plan to an affiliate of a Person, the term “affiliate” (or “Affiliate”) means those other Persons that, directly or indirectly, control, are controlled by, or are under common control with, such Person.

(b) Insofar as any provision of this Plan shall require a subsidiary or an affiliate of a party to take or omit to take any action, such provision shall be deemed a covenant by Parent or the Company, as the case may be, to cause such action or omission to occur.

8.9 Specific Performance. The parties hereto agree that if any of the provisions of this Plan were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties will be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

8.10 Expenses. Except as set forth in Section 7.4(b), each party will bear all expenses incurred by it in connection with this Plan and the transactions contemplated hereby, except that Parent and Company will each bear and pay one-half of the costs (excluding the fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the copying, printing and distributing of the Registration Statement and the Proxy Statement for the approval of the Merger.

8.11 Interpretation; Effect.

(a) In this Plan, except as context may otherwise require, references:

(1) to the Preamble, Recitals, Sections, Annexes or Schedules are to the Preamble to, a Recital or Section of, or Annex or Schedule to, this Plan;

(2) to this Plan are to this Plan, and the Annexes and Schedules to it, taken as a whole;

(3) to the “transactions contemplated hereby” includes the transactions provided for in this Plan including the Merger;

(4) to any agreement (including this Plan), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation include any successor to the section; and

(5) to any Governmental Entity includes any successor to that Governmental Entity.

(b) The words “hereby”, “herein”, “hereof”, “hereunder” and similar terms are to be deemed to refer to this Plan as a whole and not to any specific Section.

(c) The words “include”, “includes” or “including” are to be deemed followed by the words “without limitation”.

(d) The word “party” is to be deemed to refer to the Company or Parent.

(e) The word “Person” is to be interpreted broadly to include any individual, savings association, bank, trust company, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

(f) The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Plan.

(g) This Plan is the product of negotiation by the parties, having the assistance of counsel and other advisers. The parties intend that this Plan not be construed more strictly with regard to one party than with regard to the other.

(h) The disclosure in any Section of a Disclosure Schedule shall apply only to the indicated section of this Plan except to the extent that it is reasonably apparent that such disclosure is relevant to another section of this Plan.

8.12 Severability. The provisions of this Plan shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Plan, or the application thereof to any Person or entity or any circumstance, is found by a court or other Governmental Entity of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Plan and the application of such provision to other Persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.13 No Third Party Beneficiaries. Nothing contained in this Plan, expressed or implied, is intended to confer upon any Person, other than the parties hereto, any benefit, right or remedies except that the provisions of Section 5.10 shall inure to the benefit of the Persons referred to therein.

8.14 Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy which may arise under this Plan is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Plan, or the transactions contemplated by this Plan. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Plan by, among other things, the mutual waivers and certifications in this Section 8.14.

8.15 Submission to Jurisdiction; Selection of Forum. Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Plan or the Merger exclusively in either (1) the United States District Court for the Southern District of New York or, if such court does not have jurisdiction, the Commercial Division of the New York Supreme Court, New York County, or (2) any United States District Court or any Maryland State court sitting in Baltimore, Maryland (the “Chosen Courts”), and solely in connection with claims arising under this Plan or the Merger that are the subject of this Plan (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (d) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 8.6 of this Plan.

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IN WITNESS WHEREOF, this Plan has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first above written.

M&T BANK CORPORATION

By:	/s/ René F. Jones
Name:	René F. Jones
Title:	Executive Vice President and Chief Financial Officer

PROVIDENT BANKSHARES CORPORATION

By:	/s/ Gary N. Geisel
Name:	Gary N. Geisel
Title:	Chairman of the Board of Directors and Chief Executive Officer

Acceded to as of

(Merger Sub)

By:
Name:
Title:

[Signature Page]